Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

August 15, 2016

Exhibit 99.1

Diebold Contacts
Media Relations	Investor Relations
Mike Jacobsen, APR	Steve Virostek
+1 330 490-3796	+1 330 490-6319
michael.jacobsen@diebold.com	stephen.virostek@diebold.com

FOR IMMEDIATE RELEASE:

Aug. 15, 2016

DIEBOLD COMPLETES WINCOR NIXDORF ACQUISITION

NORTH CANTON, Ohio, USA – Diebold, Incorporated (NYSE: DBD) today announced that it has successfully completed the acquisition of Wincor Nixdorf AG through its voluntary takeover offer for all the company’s ordinary shares. The combined organization will begin operating as Diebold Nixdorf on Tuesday, Aug. 16.

Offer consideration and other transaction details

Under the terms of the takeover offer, Wincor Nixdorf shareholders received €38.98 in cash plus 0.434 Diebold common shares in exchange for each Wincor Nixdorf share. The total offer consideration consists of approximately €891.7 million in cash and 9,928,514 newly issued Diebold common shares. To the extent that Wincor Nixdorf shareholders are entitled to fractional shares, those fractional entitlements will be aggregated and sold in the market and the proceeds of such sale distributed pro rata no later than Aug. 29, 2016.

The Diebold common shares issued to Wincor Nixdorf shareholders commenced trading on the NYSE under the symbol DBD, and all Diebold common shares commenced trading on the Frankfurt Stock Exchange under ISIN US2536511031 (symbol DBD).

In the United Kingdom, the Diebold and Wincor Nixdorf brands and operations will remain distinct pending completion of the Competition and Markets Authority’s review of the transaction.

Financing, synergy targets and capital allocation plans

The cash portion of the offer consideration is being financed with funds available under Diebold, Incorporated’s existing credit agreement and net proceeds from the issuance and sale of its senior notes due 2024. Diebold Nixdorf expects to report pro forma net debt/EBITDAi of less than 4x as of September 30, 2016. The combined organization plans to deliver approximately $160 million of annual cost synergies and is targeting a non-GAAP operating margin in excess of 9 percent by the end of the third full year following the closing of the takeover offer. The realization of these synergies and Diebold Nixdorf’s focus on deleveraging its balance sheet is expected to result in net debt/EBITDA below 3x by the end of the third full year. The combined company currently intends to pay a dividend per share at a rate of approximately one-third of Diebold’s current annual cash dividend per share, subject to market and other conditions, expected to be paid on a quarterly basis. Paying regular dividends remains a part of Diebold Nixdorf’s philosophy of returning value to shareholders.

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money—bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the business combination with Wincor Nixdorf. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the acquisition of Wincor Nixdorf, the effects of the acquisition on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which the combined company operates may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the acquisition include, but are not limited to, the ability to successfully integrate the businesses of Diebold and Wincor Nixdorf, the timing, receipt and terms and conditions of any governmental and regulatory approvals that could reduce anticipated benefits or cause the parties to abandon the business combination, risks associated with the impact of the business combination agreement, the contemplated domination and profit and loss transfer agreement and any related litigation may have on the business and operations of the combined company, risks related to disruption of management time from ongoing business operations due to the acquisition, and the risk that the acquisition could have an adverse effect on the ability of the combined company to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks are more fully discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

[i]	Expected pro forma net debt/EBITDA includes contributions from both Diebold, Incorporated and Wincor Nixdorf as if both companies were operating as a single entity for the 12 months ending September 30, 2016. Net debt is defined as long-term debt plus short-term debt minus cash and cash equivalents. Diebold’s management believes that given the significant cash, cash equivalents and other investments on its balance sheet that net cash against outstanding debt is a meaningful net debt calculation. Diebold defines EBITDA as net (loss) income excluding income tax (benefit) expense, net interest, and depreciation and amortization expense. Diebold defines Adjusted EBITDA as EBITDA before the effect of the following items: income from discontinued operations, net of tax, share-based compensation, foreign exchange loss, net, other (expense) income miscellaneous, net, restructuring expense, and non-routine expenses, net. These are non-GAAP financial measurements used by management to enhance the understanding of our operating results. EBITDA and Adjusted EBITDA are key measures Diebold uses to evaluate our operational performance. Diebold provides EBITDA and Adjusted EBITDA because it believes that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating Diebold’s operating performance and comparing its operating performance with that of similar companies that have different capital structures and for evaluating Diebold’s ability to meet its future debt service, capital expenditures, and working capital requirements. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income as a measure of operating results or as alternatives to cash flows from operating activities as a measure of liquidity in accordance with GAAP.

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PR/16-3783

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1:	Diebold Completes Wincor Nixdorf Acquisition http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/765143198075392000]

Tweet 2:	Updates on our planned acquisition of Wincor Nixdorf: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/765180286170640385]

Tweet 3:	Diebold shares are dual-listed on the NYSE & Frankfurt Stock Exchange: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa $DBD

[Link to https://twitter.com/DieboldInc/status/765230796806422528]

Tweet 4:	Announcing the successful completion of the Wincor Nixdorf acquisition: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc/status/765248459808972800]

Tweet 5:	Approx. $160 million annual cost synergies by end of 3rd full year: http://dbdinc.co/1HhohL6 important info http://dbdinc.co/21cfGQa

[Link to https://twitter.com/dieboldinc]

Exhibit 99.3

Diebold – Social Media Communications, LinkedIn

The following communication was made available by a post on LinkedIn:

We are excited to announce the successful completion of the Wincor Nixdorf acquisition. The combined organization will begin operating as Diebold Nixdorf on Tuesday, Aug. 16. http://dbdinc.co/1HhohL6 important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.